Form 51–102F3

Material Change Report

Item 1	Name and Address of Company

Entourage Mining Ltd.
Suite 614, 475 Howe Street
Vancouver, British Columbia, V6E 2B3

Telephone: 604 669-4367

Item 2	Date of Material Change

The news release related to the material change was dated December 30, 2008.

Item 3	News Release

News release dated December 30, 2008 was disseminated via Market News Publishing Inc. and was filed on SEDAR on December 30, 2008.

Item 4	Summary of Material Change

Company announced Shareholder Approval Consolidation of Shares.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

By news release dated December 30, 2008, the Company announced, among other things, as follows:

At the Annual General and Special Meeting of the Company held on December 23, 2008, shareholders approved the consolidation of the Company’s shares on a ratio of up to 20 for 1.

The directors of the Company resolved and so advised the meeting that the intended consolidation ratio was 10 old shares for each new share. The 10 for 1 consolidation will be implemented as soon as is reasonably practicable and subject to any applicable regulatory approvals required.

In addition, the Board of Directors was re-elected and the Company’s auditors were appointed for the ensuing year.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Mr. Gregory Kennedy
President
Entourage Mining Ltd.
Telephone: (604) 604 669-4367

Item 9	Date of Report

DATED at Vancouver, British Columbia, this 9th day of January, 2009.